China Carbon Graphite Group, Inc.
787 Xicheng Wai
Chengguantown, Xinghe County
Inner Mongolia, China

June 29, 2012

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:   Martin James, Senior Assistant Chief Accountant

Re:	China Carbon Graphite Group, Inc. Form 10-K for the Fiscal Year Ended December 31, 2011 Form 10-Q for the Quarterly Period Ended March 31, 2012 Form 8-K Dated May 16, 2012 File No. 333-114564

Ladies and Gentlemen:

We are writing in response to the comments raised by the Staff of the Commission (the “Staff”) in a letter dated June 15, 2012 with respect to the Form 10-K for the year ended December 31, 2011, the Form 10-Q for the quarter ended March 31, 2012 and the From 8-K dated May 16, 2012, each filed by China Carbon Graphite Group, Inc. (the “Company”). For the Staff’s convenience we have restated the Staff’s comments below.  The Company’s responses are set forth below after each comment.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 31

1.
With a view toward disclosure in future filings, please tell us how cash is transferred to your PRC subsidiaries and your VIE, and conversely, how earnings and cash are transferred from your PRC subsidiaries and your VIE to the offshore holding and parent companies.

Response:
For the Staff’s information, all of our business operations are carried out by Xinghe Xingyong Carbon Co., Ltd. (also referred to as Xingyong), and all of the cash generated by our operations has been held by that entity. In order to transfer such cash to our parent entity, China Carbon Graphite Group, Inc., which is a Nevada Corporation, we would need to rely on dividends, loans or advances made by our PRC subsidiaries or VIE entity. Such transfers may be subject to certain regulations or risks, as disclosed below in response to comment numbers 2 and 6. To date, our parent entity has paid its expenses by raising capital through private placement transactions. In the future, in the event that our parent entity is unable to raise needed funds from private investors, Xingyong would have to transfer funds to our parent entity through our wholly-owned subsidiaries, Talent International Investment Limited (also referred to as Talent) and Xinghe Yongle Carbon Co., Ltd. (also referred to as Yongle). We hereby confirm that we will disclose such matters in the Liquidity and Captial Resources section of our future filings.

2.
As a related matter, in future filings please expand MD&A to also describe restrictions, such as those arising from PRC government regulations, which could impact your ability to transfer cash within your corporate structure. Please tell us how you intend to apply this comment.

Donghai Yu
China Carbon Graphite Group, Inc.
June 29, 2012

Response:
For the Staff’s information, PRC regulations relating to statutory reserves and currency conversion would impact our ability to transfer cash within our corporate structure. The regulations relating to statutory reserves are described below in response to comment 6.

The RMB is not freely convertible into Dollars. The State Administration of Foreign Exchange (“SAFE”) administers foreign exchange dealings and requires that they be conducted though designated financial institutions. Foreign Investment Enterprises, such as Xingyong, may purchase foreign currency from designated financial institutions in connection with current account transactions, including profit repatriation.

These factors will limit the amount of funds that we can transfer from Xingyong to our parent entity and may delay any such transfer. In addition, upon repatriation of earnings of Xingyong to the United States, those earnings may become subject to United States federal and state income taxes. We have not accrued any U.S. federal or state tax liability on the undistributed earnings of our foreign subsidiary because those funds are intended to be indefinitely reinvested in our international operations. Accordingly, taxes imposed upon repatriation of those earnings to the U.S. would reduce the net worth of the Company.

We hereby confirm that we will disclose such matter in the Liquidity and Captial Resources section of our future filings.

3.
Please tell us, and revise future filings to clearly discuss, the nature of each of your sources of liquidity and how those sources relate to your operations. For example, clarify the nature of the “local community and governmental support” mentioned on page F-8 and how that support allows you to “operate with a low net working capital.” Please also tell us, and revise future filings to clarify, how the “length of time that it takes to complete purchase orders for customers” enables you to “predict future operating cash flow needs.”

Response:
For the Staff’s information, on page 36 of the Company’s Form 10-K for the year ended December 31, 2011, under the heading “Land Use Rights,” we disclosed the local support we have recently enjoyed. In addition, our customers must order products well in advance of productions, as a purchase order is fulfilled only six months after such order is placed, thereby allowing us to predict cash flow. We hereby confirm that we will disclose such matters in the Liquidity and Capital Resources section of our future filings.

4.
We note the disclosure that if you default on your debt, the lenders may foreclose on the collateral, which includes the land use rights you mention. Please tell us, and revise future filings to disclose, the consequences of a foreclosure on the land use rights you hold, given your disclosure on page 21 that the land is actually owned by the government. Please also tell us, and revise future filings to clarify, the exact nature of your rights to the second parcel mentioned on page 21. Given your disclosure that you are to “allow public use” of the land, it is unclear what, if any, rights you have to such land.

Response:
For the Staff’s information, if a lender foreclosed on our land, the lender would acquire the land use rights to such land, which rights are currently held by us. In addition, because we did no pay for the land use rights, that were granted to us with respect to a portion of our facilities, we are required to keep such property in good condition and to allocate a portion of the land as a park that can be accessed by the public. We hereby confirm that we will disclose such matters in the Liquidity and Capital Resources section of our future filings.

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page F-3

Donghai Yu
China Carbon Graphite Group, Inc.
June 29, 2012

5.	Please tell us how your balance sheet provides the disclosures regarding variable interest entity assets and liabilities set forth in ASC 810-10-45-25.

Response:
ASC 810-10-45-25 calls for balance sheet disclosure of (a) assets of a consolidated variable interest entity (VIE) that can be used only to settle obligations of the consolidated VIE, and (b) liabilities of a consolidated VIE for which creditors (or beneficial interest owners) do not have recourse to the general credit of the primary beneficiary. For the Staff’s information, the entire operating business of the Company is conducted by Xingyong and the balance sheet of the Company reflects Xingyong’s balance sheet.  Therefore, in future filings, we will clearly state in Note 1 to the financial statements that the operating business of the company is conducted by Xingyong.

Note 1. Organization and Business, page F-7

6.
With a view toward disclosure in future filings, please tell us whether you are required to maintain a statutory reserve in the PRC, the amount of that reserve and whether the maximum required reserve has been reached.

Response:	For the Staff’s information, the Company Law of the PRC applicable to Chinese companies provides that net after tax income should be allocated by the following rules:

1.	10% of after tax income to be allocated to a statutory surplus reserve until the reserve amounts to 50% of the company’s registered capital.

2.
If the accumulate balance of statutory surplus reserve is not enough to make up the Company’s cumulative prior years’ losses, the current year’s after tax income should be first used to make up the losses  before the statutory surplus reverse is drawn.

3.	Allocation can be made to the discretionary surplus reserve, if such a reserve is approved at the meeting of the equity owners.

Therefore, the Company is required to maintain a statutory reserve in China that limits any equity distributions to its shareholders. The maximum amount of the shareholders has not been reached. The company has never distributed earnings to shareholders and has consistently stated in the Company’s filings it has no intentions to do so.

We hereby confirm that we will disclose such matters in Note 1 to the financial statements in our future filings.

7.
With respect to the contractual agreements with Xingyong, please expand your disclosure in future filings to address the disclosures required by ASC 810-10-50 including the following. Please provide us a sample of proposed future disclosure.

Response:	In response to the Staff’s comment we intend to expand our disclosure in future filings to address the disclosures required by ASC 810-10-50 as follows:

•
Provide a description of the nature of any restrictions on the VIE’s assets as reported in your balance sheet, including qualitative information about the relationships between the VIE’s assets and liabilities.

Donghai Yu
China Carbon Graphite Group, Inc.
June 29, 2012

Response:
ASC 810-10-50 calls for balance sheet disclosure of (a) assets of a consolidated variable interest entity (VIE) that can be used only to settle obligations of the consolidated VIE, and (b) liabilities of a consolidated VIE for which creditors (or beneficial interest owners) do not have recourse to the general credit of the primary beneficiary. There are no such assets or liabilities on the balance sheet of Xingyong. The Operating Agreement dated December 7, 2007 provides that Yongle is a full-recourse guarantor of all obligations of Xingyong, and Xingyong has pledged all of its assets to Yongle. The Consulting Agreement of that date includes an assignment of all of the revenues of Xingyong to Yongle. Yongle is 100% owned by Talent and Talent is 100% owned by the Company. Accordingly, there are no assets or liabilities of Xingyong that in which the Company does not share.

•	Provide a description of how the VIE affects your financial position, results of operations and cash flows.

Response:
The financial statements presented herein consolidate the financial statements of China Carbon Graphite, Inc. with the financial statements of its subsidiaries, Talent and Yongle. Also consolidated are the financial statements of an entity, Xingyong. The financial statements of Xingyong are consolidated with our financial statements because Xingyong is a variable interest entity.  The entire operating business operations of the Company are located in the VIE, therefore the financial position and results of operations and cash flows are significantly influenced by the results of Xingyong, the VIE. Talent is party to 4 agreements dated December 7, 2007 with the owners of the registered equity of Xingyong .The agreements transfer to Talent benefits and all of the risk arising from the operations of Xingyong, as well as complete managerial authority over the operations of Xingyong.

•
Briefly describe the key provisions of each contractual agreement that proscribes your relationship with Xingyong. Describe the contractual lives of the arrangements. Also, describe termination and renewal provisions. Provide a description of recourse provisions with respect to the general credit of the primary beneficiary.

Response:
Exclusive Technical Consulting and Services Agreement.  Technical consulting and services agreement entered into on December 7, 2007 between Xinghe Yongle Carbon Co., Ltd. (also referred to as Yongle) and Xinghe Xingyong Carbon Co., Ltd. (also referred to as Xingyong), Yongle has agreed to provide technical and consulting services related to the business operations of Xingyong. As consideration for such services, Xingyong has agreed to pay to Yongle a service fee equal to 80% to 100% of the profits of Xingyong. The exact fee is calculated and paid on a quarterly basis, and is determined based on a number of factors, including but not limited to the complexity of the services provided and the commercial value of the services provided.  The term of the exclusive technical consulting and services agreement is 10 years from the date thereof. Yongle may extend the term of such agreement. The parties may terminate the agreement, prior to its expiration, upon the mutual consent of Yongle and Xingyong.

Business Operations Agreement.  Pursuant to the business operations agreement entered into on December 7, 2007 between Yongle, Xingyong, and the shareholders of Xingyong, Xingyong has agreed not to conduct any material transaction or corporate action without obtaining the prior written consent of Yongle.  Furthermore, Xingyong and its shareholders have agreed to implement proposals made by Yongle with respect to the operations of Xingyong’s business and the appointment of directors and officers of Xingyong.  Yongle may terminate the business operations agreement at any time.  The term of the business operations agreement is indefinite.

Option Agreement.  Yongle entered into an option agreement on December 7, 2007 with each of the shareholders of Xingyong, as well as Xingyong itself, pursuant to which Yongle has an exclusive option to purchase, or to designate another qualified person to purchase, to the extent permitted by PRC law and foreign investment policies, part or all of the equity interests in Xingyong owned by the shareholders of Xingyong.  To the extent permitted by the PRC laws, the purchase price for the entire equity interest shall equal the actual price designated by Yongle to the extent permitted by relevant laws and regulations. The option agreement has a 10 year term.  Upon the request of Yongle, the parties shall extend the term of the option agreement.

Donghai Yu
China Carbon Graphite Group, Inc.
June 29, 2012

Equity Pledge Agreement.  Pursuant to an equity pledge agreement, dated December 7, 2007, each of the shareholders of Xingyong pledged his equity interest in Xingyong to Yongle to secure Xingyong’s obligations under the VIE agreements described above. In addition, the shareholders of Xingyong agreed not to transfer, sell, pledge, dispose of or create any encumbrance on any equity interests in Xingyong that would affect Yongle’s interests. The equity pledge agreement will expire when Xingyong fully performs its obligations under the various VIE agreements described above.

8.
Please also describe to us all of the significant risks arising from use of the VIE structure for purposes of consolidation of Xingyong, including the potential consequences to your company if the agreements were breached or otherwise determined to be unenforceable. Also, describe how you considered and evaluated the risks identified in your consolidation determination. Also, tell us about any kick-out rights held by the actual shareholders of Xingyong and describe your consideration of those rights, if any, on your consolidation determination.

Response:
Because the relationship between Xingyong and Yongle is entirely contractual, our interest in Xingyong depends on the enforceability of those agreements under the laws of the PRC. We are not aware of any judicial decision as to the enforceability of similar agreements under PRC law. However, as the owner of the registered equity of Xingyong is Mr. Jin, our major shareholder and our General Manager, we do not believe that there is a significant risk that Xingyong will seek to terminate the relationship or otherwise breach the agreements. Accordingly, we believe that consolidation of the financial statements of Xingyong with those of the Company is appropriate.  Other risk factors related to our VIE structure are set forth in our Form 10-K for the year ended December 31, 2011.  The shareholders of Xingyong do not have any kick-back rights.

Exhibits 31.1 and 31.2

9.
We note that the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, including any amendments, the identification of the certifying individual at the beginning of each certification should be revised so as not to include such individual’s title.

Response:	In response to the Staff’s comment, in future filings the certifications will be revised so as not to include such individual’s title

Exhibits 32.1 and 32.2

10.
We see that the certification required by Section 906 of the Sarbanes-Oxley Act of 2002 refers to the Form 10-K for the fiscal year ended December 31, 2010. Please amend your filing to include certifications which reference the Form 10-K for the fiscal year ended December 31, 2011.

Response:
In response to the Staff’s comment, we intend to file an amendment to the Company’s Form 10-K in order to include certifications which references the form 10-K for the fiscal year ended December 31, 2011.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Donghai Yu
China Carbon Graphite Group, Inc.
June 29, 2012

Item 2. Management’s Discussion of Financial Condition and Results of Operations

Results of Operations, Three Months Ended March 31, 2012 and 2011

Sales, page 26

11.
Please tell us, and revise future filings to disclose, the material reasons underlying the changes to the line items you mention. For example, you mention how average selling prices of your products increased, including your high purity products. Given those increases, however, it is unclear why your product sales generally, and sales of high purity products specifically, declined when compared to the prior period, particularly in light of your disclosure of the “large demand” for your products. Please also tell us what you mean by the disclosure “[t]he manufacturing of solar and mold products increased the demand for our products as raw materials.”

Response:	We will revise filings to reflect the material reasons underlying the changes to the line items we mention. For example, for March 31, 2012, we would propose to add the following disclosure:

The sales revenue decreased as a result of increased average unit selling prices offset by decreased quantities for the three months ended March 31, 2012 compared to the same period last year. The quantities decreased due to significant decreased sales quantities of the electrodes product line. The decreased sales quantities of electrodes are caused by the decreased demand from steel companies and the increase in average selling price was not significant enough to offset the decrease.

Further, we will delete the following sentence because the effect on our Company from solar and mold products is actually quite immaterial: "The manufacturing of solar and mold products increased the demand for our products as raw materials."

Operating Expense, page 27

12.
We reference the substantial decrease in general and administrative expenses of $702,663 or 45.2% which you attribute to a decrease in property tax expense. Please revise future filings to disclose why property tax expense decreased so substantially over the prior period and clarify if there were other factors that contributed to the significant decrease in general and administrative expenses. Provide us a copy of your proposed disclosure.

Response:	We will add the following disclosure to explain the significant decrease in property tax expenses.

The Company appropriately accrued property tax for the fiscal ended December 31, 2011 for all owned land regardless of the purpose of the land. However, in 2012, at the completion of the construction on the land, the government exempted property taxes related to land used that was used for planting green plants and not used for business operations. Therefore, as of March 31, 2012, the Company reversed the property tax expenses that were previously accrued and subsequently exempted.  The Company treated the update as a change in accounting estimate.

Form 8-K dated May 16, 2012

Exhibit 99.1

13.
In future filings please provide the reconciliations of non-GAAP measures required by Item 10(e)(1)(i)(B) of Regulation S-K including your presentations of EBITDA, adjusted EBITDA, adjusted net income, and adjusted EPS.

Donghai Yu
China Carbon Graphite Group, Inc.
June 29, 2012

Response:	In response to the Staff’s comment, in future filings we will provide the reconciliations of non-GAAP measures required by item 10(e)(1)(i)(B) of Regulation S-K.

The Company hereby acknowledges that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Donghai Yu
Donghai Yu, Chief Executive Officer